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                                                                    EXHIBIT 99.2

                          REGISTRATION RIGHTS AGREEMENT


                                  BY AND AMONG

                             ASM INTERNATIONAL N.V.

                                    AS ISSUER

                                       AND

                     LEHMAN BROTHERS INTERNATIONAL (EUROPE)

                                       AND

                             CIBC WORLD MARKETS CORP

                              AS INITIAL PURCHASERS


                          DATED AS OF DECEMBER 6, 2004

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         THIS REGISTRATION RIGHTS AGREEMENT (the "AGREEMENT") is made and entered into as of December 6, 2004, by and among ASM International N.V., a public limited liability company organized under the laws of the Kingdom of the Netherlands (the "COMPANY"), and Lehman Brothers International (Europe) and CIBC World Markets Corp. (the "INITIAL PURCHASERS") pursuant to that certain Purchase Agreement, dated December 1, 2004 (the "PURCHASE AGREEMENT") between the Company and the Initial Purchasers.

         In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement.

         The Company agrees with each of the Initial Purchasers (i) for its benefit as Initial Purchaser and (ii) for the benefit of the beneficial owners (including the Initial Purchasers) from time to time of the Notes (as defined herein) and the beneficial owners from time to time of the Underlying Common Shares (as defined herein) issued upon conversion of the Notes (each of the foregoing a "HOLDER" and together the "HOLDERS"), as follows:

         Section 1. Definitions. Capitalized terms used herein without definition shall have their respective meanings set forth in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

         "ADDITIONAL INTEREST RATE" means (i) in respect of the Notes, one-quarter of one percent (0.25%) for the first ninety (90) days following an Event Date and one-half of one percent (0.5%) thereafter; and (ii) in respect of any Common Shares, one-half of one percent (0.5%).

         "AFFILIATE" means with respect to any specified person, an "affiliate," as defined in Rule 144, of such person.

         "AMENDMENT EFFECTIVENESS DEADLINE DATE" has the meaning set forth in
Section 2(d) hereof.

         "APPLICABLE CONVERSION PRICE" as of any date of determination means the Conversion Price in effect as of such date of determination or, if no Notes are then outstanding, the Conversion Price that would be in effect were Notes then outstanding.

         "BLUE SKY APPLICATION" has the meaning set forth in Section 6(a)(i) hereof.

         "BUSINESS DAY" means any day other than a Saturday, Sunday or day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

         "CONVERSION PRICE" has the meaning assigned such term in the Indenture.

         "COMMON SHARES" means the common shares, par value E0.04 per share, of the Company (whether registered with the Company in the United States in book-entry form or in the Netherlands in bearer or book-entry form) and any other common shares as may constitute "Common Shares" for purposes of the Indenture, including the Underlying Common Shares.

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         "DAMAGES ACCRUAL PERIOD" has the meaning set forth in Section 2(e)
hereof.

         "DAMAGES PAYMENT DATE" means each interest payment date under the Indenture.

         "DEFERRAL NOTICE" has the meaning set forth in Section 3(i) hereof.

         "DEFERRAL PERIOD" has the meaning set forth in Section 3(i) hereof.

         "EFFECTIVENESS DEADLINE DATE" has the meaning set forth in Section 2(a) hereof.

         "EFFECTIVENESS PERIOD" means the period commencing on the date the Initial Shelf Registration Statement is declared effective by the SEC and ending on the date that all Registrable Securities have ceased to be Registrable Securities.

         "EVENT" has the meaning set forth in Section 2(e) hereof.

         "EVENT DATE" has the meaning set forth in Section 2(e) hereof.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

         "FILING DEADLINE DATE" has the meaning set forth in Section 2(a) hereof.

         "HOLDER" has the meaning set forth in the third paragraph of this Agreement.

         "INDEMNIFIED HOLDER" has the meaning set forth in Section 6(a) hereof.

         "INDENTURE" means the Indenture, dated as of December 6, 2004, between the Company and Citibank, N.A., as trustee, pursuant to which the Notes are being issued.

         "INITIAL SHELF REGISTRATION STATEMENT" has the meaning set forth in
Section 2(a) hereof.

         "ISSUE DATE" means the first date of original issuance of the Notes.

         "LIQUIDATED DAMAGES AMOUNT" has the meaning set forth in Section 2(e) hereof.

         "MAJORITY OF HOLDERS" means Holders holding more than 50% of the aggregate principal amount at maturity of the Notes covered by the Registration Statement in question; provided, that for purpose of this definition, a holder of Common Shares which constitute Registrable Securities when issued upon conversion of the Notes shall be deemed to hold an aggregate principal amount at maturity of the Notes (in addition to the principal amount at maturity of the Notes held by such holder) equal to (x) the number of such Common Shares received upon conversion of the Notes and then held by such holder multiplied by
(y) the prevailing Conversion Price, such prevailing Conversion Price as defined in and determined in accordance with the Indenture.

         "MARKETING MATERIALS" has the meaning set forth in Section 6(a)(i) hereof.

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         "MATERIAL EVENT" has the meaning set forth in Section 3(i) hereof.

         "NOTES" means the 4 1/4% Convertible Subordinated Notes due 2011 of the Company to be purchased by the Initial Purchasers pursuant to the Purchase Agreement.

         "NOTICE AND QUESTIONNAIRE" means a written notice delivered to the Company containing substantially the information called for by the Notice of Registration Statement and Selling Securityholder Questionnaire attached as Annex A to the Offering Memorandum of the Company dated December 1, 2004 relating to the Notes.

         "NOTICE HOLDER" means, on any date, any Holder that has delivered a properly completed Notice and Questionnaire to the Company on or prior to such date, so long as all of that Holder's Registrable Securities that have been registered for resale pursuant to a Notice and Questionnaire have not been sold in accordance with a Registration Statement.

         "PROSPECTUS" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.

         "PURCHASE AGREEMENT" has the meaning set forth in the preamble hereof.

         "RECORD HOLDER" means (i) with respect to any Damages Payment Date relating to any Notes as to which any such Liquidated Damages Amount has accrued, the Holder of record of such Note on the record date with respect to the interest payment date under the Indenture on which such Damages Payment Date shall occur and (ii) with respect to any Damages Payment Date relating to the Underlying Common Shares as to which any such Liquidated Damages Amount has accrued, the registered holder of such Underlying Common Shares fifteen (15) days prior to such Damages Payment Date.

         "REGISTRABLE SECURITIES" means:

         (1) the Notes, until such Notes have been converted into or exchanged for the Underlying Common Shares; and

         (2) at all times, the Underlying Common Shares and any securities into or for which such Underlying Common Shares have been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event;

until, in the case of any such security, (a) the earliest of (i) its effective registration under the Securities Act and resale in accordance with the Registration Statement covering it, (ii) expiration of the holding period that would be applicable thereto under Rule 144(k) or (iii) its sale to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, and (b) as a result of the event or circumstance described in the foregoing clause (a), the legend with respect to transfer restrictions required under the Indenture

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is removed or removable in accordance with the terms of the Indenture or such legend, as the case may be.

         "REGISTRATION EXPENSES" has the meaning set forth in Section 5 hereof.

         "REGISTRATION STATEMENT" means any registration statement of the Company filed under the Securities Act that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.

         "RULE 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

         "RULE 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

         "SEC" means the Securities and Exchange Commission.

         "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

         "SHELF REGISTRATION STATEMENT" has the meaning set forth in Section 2(a) hereof.

         "SPECIAL COUNSEL" means Cleary, Gottlieb, Steen & Hamilton or such other successor counsel as shall be specified by the Holders of a majority of the Registrable Securities, but which may, with the written consent of the Initial Purchasers (which shall not be unreasonably withheld), be another nationally recognized law firm experienced in securities law matters designated by the Company, the reasonable fees and expenses of which will be paid by the Company pursuant to Section 5 hereof.

         "SUBSEQUENT SHELF REGISTRATION STATEMENT" has the meaning set forth in
Section 2(b) hereof.

         "TIA" means the Trust Indenture Act of 1939, as amended.

         "TRUSTEE" means Citibank, N.A., the Trustee under the Indenture.

         "UNDERLYING COMMON SHARES" means the Common Shares into which the Notes are convertible or issued upon any such conversion pursuant to and in accordance with the terms of the Indenture.

         Section 2. Shelf Registration. (a) The Company shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event by the date (the "FILING DEADLINE DATE") one hundred fifty (150) days after the Issue Date, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (a "SHELF REGISTRATION STATEMENT") registering the resale from time to time by Holders thereof of all of the Registrable Securities (the "INITIAL SHELF REGISTRATION STATEMENT"). The

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Initial Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of such Registrable Securities for resale by such Holders in accordance with the reasonable methods of distribution elected by the Holders, approved by the Company, and set forth in the Initial Shelf
Registration Statement. The Company shall use its reasonable best efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable but in any event by the date (the "EFFECTIVENESS DEADLINE DATE") that is two hundred ten (210) days after the Issue Date, and (subject to its rights and obligations during any Deferral Period) to keep the Initial Shelf Registration Statement (or any Subsequent
Shelf Registration Statement) continuously effective under the Securities Act until the expiration of the Effectiveness Period. At the time the Initial Shelf Registration Statement is declared effective, each Holder that became a Notice Holder on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder in the Initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law. None of the Company's securityholders (other than the Holders of Registrable Securities) shall have the right to include any of the Company's securities in the Shelf Registration Statement.

         (b) If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period, the Company shall use its reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event (subject to its rights and obligations during any Deferral Period) shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement covering all of the securities that as of the date of such filing are Registrable Securities (a "SUBSEQUENT SHELF REGISTRATION STATEMENT"). If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable efforts to cause the Subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing and (subject to its rights and obligations during any Deferral Period) to keep such Registration Statement (or subsequent Shelf Registration Statement) continuously effective until the end of the Effectiveness Period.

         (c) The Company shall supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement, if required by the Securities Act or as reasonably requested by the Initial Purchasers or by the Trustee on behalf of the Holders of the Registrable Securities covered by such Shelf Registration Statement.

         (d) Each Holder of Registrable Securities agrees that if such Holder wishes to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus, it will do so only in accordance with this Section 2(d) and Section 3(i) below. Each Holder of Registrable Securities wishing to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus agrees to deliver a Notice and Questionnaire to the Company within the time specified in Section 2(a) above. From and after the date the Initial Shelf Registration Statement is declared effective, the Company shall, as promptly as practicable after

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the date a Notice and Questionnaire is delivered, and in any event upon the later of (x) ten (10) Business Days after such date or (y) ten (10) Business Days after the expiration of any Deferral Period in effect where the Notice and Questionnaire is delivered or put into effect within ten (10) Business Days of such delivery date:

                  (i) file with the SEC a post-effective amendment to the Shelf Registration Statement or prepare and file a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference (in each case, if required by applicable law), or file any other required document so that the Holder delivering such Notice and Questionnaire is named as a selling securityholder in the Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of the Registrable Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to the Shelf Registration Statement, use its reasonable efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable, but in any event by the date (the "AMENDMENT EFFECTIVENESS DEADLINE DATE") that is sixty (60) days after the date such post-effective amendment, if any, is required by this clause to be filed;

                  (ii) provide such Holder copies of any documents filed pursuant to Section 2(d)(i); and

                  (iii) notify such Holder as promptly as practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 2(d)(i); provided that, if such Notice and Questionnaire is delivered during a Deferral Period, or a Deferral Period is put into effect within five (5) Business Days after such delivery date, the Company shall so inform the Holder delivering such Notice and Questionnaire and shall take the actions set forth in clauses (i), (ii) and (iii) above within five (5) Business Days after expiration of the Deferral Period in accordance with Section 3(i).

         Notwithstanding anything contained herein to the contrary, (i) the Company shall be under no obligation to name any Holder that is not a Notice Holder as a selling securityholder in any Registration Statement or related Prospectus and (ii) the Amendment Effectiveness Deadline Date shall be extended by up to ten (10) Business Days from the expiration of a Deferral Period (and the Company shall incur no obligation to pay Liquidated Damages during such extension) if such Deferral Period shall be in effect on the Amendment Effectiveness Deadline Date.

         (e) the parties hereto agree that the Holders of Registrable Securities will suffer damages, and that it would not be feasible to ascertain the extent of such damages with precision, if (i) the Initial Shelf Registration Statement has not been filed on or prior to the Filing Deadline Date, (ii) the Initial Shelf Registration Statement has not been declared effective under the Securities Act on or prior to the Effectiveness Deadline Date, (iii) the Company has failed to perform its obligations set forth in Section 2(d) within the time periods required therein, (iv) the aggregate duration of Deferral Periods in any period exceeds the number of days permitted in respect of such period pursuant to Section 3(i) hereof or (v) the number of Deferral Periods in any period exceeds the number permitted in respect of such period pursuant to Section 3(i) hereof (each of the events of a type described in any of the foregoing clauses
(i) through (v) is individually referred to herein as an "EVENT"; and the Filing Deadline Date in the case of clause

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(i), the Effectiveness Deadline Date in the case of clause (ii), the date by which the Company is required to perform its obligations set forth in Section 2(d) in the case of clause (iii) (including the filing of any post-effective amendment prior to the Amendment Effectiveness Deadline Date), the date on which the aggregate duration of Deferral Periods in any period exceeds the number of days permitted by Section 3(i) hereof in the case of clause (iv), and the date of the commencement of a Deferral Period that causes the limit on the number of Deferral Periods in any period under Section 3(i) hereof to be exceeded in the case of clause (v), each being referred to herein as an "EVENT DATE"). Events shall be deemed to continue until the following dates with respect to the respective types of Events: the date the Initial Shelf Registration Statement is filed in the case of an Event of the type described in clause (i); the date the Initial Shelf Registration Statement is declared effective under the Securities Act in the case of an Event of the type described in clause (ii); the date the Company performs its obligations set forth in Section 2(d) in the case of an Event of the type described in clause (iii) (including, without limitation, the date the relevant post-effective amendment to the Shelf Registration Statement is declared effective under the Securities Act); termination of the Deferral Period that caused the limit on the aggregate duration of Deferral Periods in a period set forth in Section 3(i) to be exceeded in the case of the commencement of an Event of the type described in clause (iv); and termination of the Deferral Period the commencement of which caused the number of Deferral Periods in a period permitted by Section 3(i) to be exceeded in the case of an Event of the type described in clause (v).

         Accordingly, commencing on (and including) any Event Date and ending on (but excluding) the next date on which there are no Events that have occurred and are continuing (a "DAMAGES ACCRUAL PERIOD"), the Company agrees to pay, as liquidated damages and not as a penalty, an amount (the "LIQUIDATED DAMAGES AMOUNT"), payable on the Damages Payment Dates to Record Holders of Notes that are Registrable Securities and of Underlying Common Shares issued upon conversion of Notes that are Registrable Securities, as the case may be, accruing, for each portion of such Damages Accrual Period beginning on and including a Damages Payment Date (or, if the first date of any Damages Accrual Period for which the Liquidated Damages Amount is to be paid to Holders as a result of the occurrence of any particular Event is other than a Damages Payment Date, then the Event Date) and ending on but excluding the first to occur of (A) the date of the end of the Damages Accrual Period or (B) the next Damages Payment Date, at a rate per annum equal to the Additional Interest Rate multiplied by (i) the aggregate principal amount of such Notes or, without duplication, (ii) in the case of Notes that have been converted into or exchanged for Underlying Common Shares, the Applicable Conversion Price of such Underlying Common Shares, as the case may be, in each case determined as of the Business Day immediately preceding the next Damages Payment Date; provided that, in the case of a Damages Accrual Period that is in effect solely as a result of an Event of the type described in clause (iii) of the immediately preceding paragraph, such Liquidated Damages Amount shall be paid only to the Holders that have delivered a Notice and Questionnaire that caused the Company to incur the obligations set forth in Section 2(d), the non-performance of which is the basis of such Event; provided further that, any Liquidated Damages Amount accrued with respect to any Note or portion thereof called for redemption on a redemption date or converted into Underlying Common Shares on a conversion date prior to the Damages Payment Date, shall, in any such event, be paid instead to the Holder who submitted such Note or portion thereof for redemption or conversion on the applicable redemption date or

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conversion date, as the case may be, on such date (or promptly following the conversion date, in the case of conversion). Notwithstanding the foregoing, no Liquidated Damages Amounts shall accrue as to any Registrable Security from and after the earlier of (x) the date such security is no longer a Registrable Security and (y) expiration of the Effectiveness Period. The rate of accrual of the Liquidated Damages Amount with respect to any period shall not exceed the rate provided for in this paragraph notwithstanding the occurrence of multiple concurrent Events. Following the cure of all Events requiring the payment by the Company of Liquidated Damages Amounts to the Holders of Registrable Securities pursuant to this Section, the accrual of Liquidated Damages Amounts will cease (without in any way limiting the effect of any subsequent Event requiring the payment of Liquidated Damages Amount by the Company).

         The Trustee shall be entitled, on behalf of Holders of Notes or Underlying Common Shares, to seek any available remedy for the enforcement of this Agreement, including for the payment of any Liquidated Damages Amount. Notwithstanding the foregoing, the parties agree that the sole damages payable for a violation of the terms of this Agreement with respect to which liquidated damages are expressly provided shall be such liquidated damages.

         All of the Company's obligations set forth in this Section 2(e) that are outstanding with respect to any Registrable Security at the time such security ceases to be a Registrable Security shall survive until such time as all such obligations with respect to such security have been satisfied in full (notwithstanding termination of this Agreement pursuant to Section 8(k) below).

         The parties hereto agree that the liquidated damages provided for in this Section 2(e) constitute a reasonable estimate of the damages that may be incurred by Holders of Registrable Securities by reason of the failure of the Shelf Registration Statement to be filed or declared effective or available for effecting resales of Registrable Securities in accordance with the provisions hereof.

         Section 3. Registration Procedures. In connection with the registration obligations of the Company under Section 2 hereof, the Company shall:

         (a) prepare and file with the SEC a Registration Statement or Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the Holders thereof in accordance with the intended method or methods of distribution thereof, and use its reasonable efforts to cause each such Registration Statement to become effective and remain effective as provided herein; provided that, before filing any Registration Statement or Prospectus, or any amendments or supplements thereto, with the SEC, the Company shall furnish to the Initial Purchasers and the Special Counsel copies of all such documents proposed to be filed and use its best efforts to reflect in each such document when so filed with the SEC such comments as the Special Counsel reasonably shall propose within two (2) Business Days of the delivery of such copies to the Initial Purchasers and the Special Counsel;

         (b) subject to its rights and obligations during a deferral period, prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Section 2(a); cause the related Prospectus to be supplemented by any required

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Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424
(or any similar provisions then in force) under the Securities Act; and use its reasonable best efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or such Prospectus as so supplemented;

         (c) as promptly as practicable, give notice to the Notice Holders, the Initial Purchasers and the Special Counsel (i) when any Prospectus, Prospectus supplement, Registration Statement or post-effective amendment to a Registration Statement has been filed with the SEC and, with respect to a Registration Statement or any post-effective amendment, when the same has been declared effective, (ii) of any request, following the effectiveness of the Initial Shelf Registration Statement under the Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Registration Statement or related Prospectus or for additional information,
(iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Registration Statement or the initiation or threatening of any proceedings for that purpose,
(iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) after the effective date of any Registration Statement filed pursuant to this Agreement of the occurrence of (but not the nature of or details concerning) a Material Event and (vi) of the determination by the Company that a post-effective amendment to a Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(i)), state that it constitutes a Deferral Notice, in which event the provisions of Section 3(i) shall apply;

         (d) use reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment, and provide prompt notice to each Notice Holder and the Initial Purchasers of the withdrawal of any such order;

         (e) if reasonably requested by the Initial Purchasers or any Notice Holder, as promptly as practicable, incorporate in a Prospectus supplement or post-effective amendment to a Registration Statement such information as the Initial Purchasers, the Special Counsel or such Notice Holder shall, on the basis of a written opinion of nationally-recognized counsel experienced in such matters, determine to be required to be included therein by applicable law and make any required filings of such Prospectus supplement or such post-effective amendment; provided that the Company shall not be required to take any actions under this Section 3(e) that, in the written opinion of counsel for the Company, are not in compliance with appliance law;

         (f) as promptly as practicable furnish to each Notice Holder, the Special Counsel and the Initial Purchasers, without charge, at least one (1) conformed copy of the Registration Statement and any amendment thereto, including financial statements but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits

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(unless requested in writing to the Company by such Notice Holder, Special
Counsel, counsel or Initial Purchasers);

         (g) during the Effectiveness Period, deliver to each Notice Holder, the Special Counsel and the Initial Purchasers, in connection with any sale of Registrable Securities pursuant to a Registration Statement, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Notice Holder may reasonably request; and the Company hereby consents (except during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Notice Holder, in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein;

         (h) prior to any public offering of the Registrable Securities pursuant to the Shelf Registration Statement, use reasonable best efforts to register or qualify or cooperate with the Notice Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Notice Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire); prior to any public offering of the Registrable Securities pursuant to the Shelf Registration Statement, use reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Notice Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Registration Statement and the related Prospectus; provided that, the Company will not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Agreement or (ii) take any action that would subject it to general service of process in suits or to taxation in any such jurisdiction where it is not then so subject;

         (i) upon (A) the issuance by the SEC of a stop order suspending the effectiveness of the Shelf Registration Statement or the initiation of proceedings with respect to the Shelf Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact as a result of which any Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or where any Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the occurrence or existence of any pending corporate development (a "MATERIAL EVENT") that, in the reasonable discretion of the Company, makes it appropriate to suspend the availability of the Shelf Registration Statement and the related Prospectus:

                  (i) in the case of clause (B) above, subject to the next sentence, as promptly as practicable, prepare and file a post-effective amendment to such Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Registration Statement and Prospectus, in each case if necessary pursuant to applicable law, so that such Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and so that such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that the Company may rely on information provided by each Notice Holder with respect to such Notice Holder), as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Registration Statement, subject to the next sentence, use its reasonable efforts to cause it to be declared effective as promptly as is practicable; and

                  (ii) give notice to the Notice Holders and the Special Counsel that the availability of the Shelf Registration Statement is suspended (a "DEFERRAL Notice") and, upon receipt of any Deferral Notice, each Notice Holder agrees not to sell any Registrable Securities pursuant to the Registration Statement until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus.

The Company will use all reasonable efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the reasonable judgment of the Company, neither the Registration Statement nor the Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (z) in the case of clause (C) above, as soon as, in the discretion of the Company, such suspension is no longer appropriate. The Company shall be entitled to exercise its right under this Section 3(i) to suspend the availability of the Shelf Registration Statement or any Prospectus, without incurring or accruing any obligation to pay liquidated damages pursuant to Section 2(e), no more than one (1) time in any three month period or three (3) times in any twelve month period, and any such period during which the availability of the Registration Statement and any Prospectus is suspended (the "DEFERRAL PERIOD") shall, without incurring any obligation to pay liquidated damages pursuant to Section 2(e), not exceed 30 days; provided that, in the case of a Material Event relating to an acquisition or a probable acquisition or financing, recapitalization, business combination or other similar transaction, the Company may, without incurring any obligation to pay liquidated damages pursuant to Section 2(e), deliver to Notice Holders a second notice to the effect set forth above, which shall have the effect of extending the Deferral Period by up to an additional 30 days, or such shorter period of time as is specified in such second notice; provided further that, the aggregate duration of any Deferral Periods shall not, without incurring any obligation to pay liquidated damages pursuant to Section 2(e), exceed 30 days in any three month period (or 60 days in any three month period in the event of a Material Event pursuant to which the Company has delivered a second notice as required above) or 90 days in any twelve (12) month period;

         (j) reasonably requested in writing in connection with a disposition of Registrable Securities pursuant to a Registration Statement, make reasonably available for inspection during normal business hours by a representative for the Notice Holders of such Registrable Securities, and any broker-dealers, attorneys and accountants retained by such Notice Holders, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representative for the Notice Holders, or any such broker-dealers, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations;

         (k) use all reasonable efforts to comply with all applicable rules and regulations of the SEC and, as soon as practicable make generally available to its securityholders, earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act);

         (l) cooperate with each Notice Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold pursuant to a Registration Statement, which certificates shall not bear any restrictive legends, and cause such Registrable Securities to be in such denominations as are permitted by the Indenture and registered in such names as such Notice Holder may request in writing at least two (2) Business Days prior to any sale of such Registrable Securities;

         (m) provide a CUSIP number for all Registrable Securities covered by each Registration Statement not later than the effective date of such Registration Statement and provide the Trustee and the transfer agent for the Common Shares with typewritten or printed certificates for the Registrable Securities that are in a form eligible for deposit with The Depository Trust Company;

         (n) cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.;

         (o) upon (i) the filing of the Initial Registration Statement and (ii) the effectiveness of the Initial Registration Statement, announce the same, in each case by release to Reuters Economic Services and Bloomberg Business News; and

         (p) cause the Indenture to be qualified under the TIA in a timely manner and containing such changes, if any, as shall be necessary for such qualification. In the event that such qualification would require the appointment of a new trustee under the Indenture, the

Company shall appoint a new trustee thereunder pursuant to the applicable provisions of the Indenture.

         Section 4. Holder's Obligations. Each Holder agrees, by acquisition of the Registrable Securities, that no Holder of Registrable Securities shall be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto, unless such Holder has furnished the Company with a Notice and Questionnaire as required pursuant to
Section 2(d) hereof (including the information required to be included in such Notice and Questionnaire) and the information set forth in the next sentence. Each Notice Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Notice Holder not misleading and any other information regarding such Notice Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. Any sale of any Registrable Securities by any Holder shall constitute a representation and warranty by such Holder that (i) the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, (ii) such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or relating to its plan of distribution and (iii) such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading.

         Section 5. Registration Expenses. The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 and 3 of this Agreement whether or not any of the Registration Statements are declared effective. Such fees and expenses ("REGISTRATION EXPENSES") shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses
(x) with respect to filings required to be made with the SEC, (y) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (z) of compliance with federal and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of the Special Counsel in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as the Notice Holders of a majority of the Registrable Securities being sold pursuant to a Registration Statement may designate), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (iii) duplication expenses relating to copies of any Registration Statement or Prospectus delivered to any Holders hereunder, (iv) reasonable fees and disbursements of counsel for the Company and the Special Counsel in connection with the Shelf Registration Statement (provided that the Company shall not be liable for the fees and expenses of more than one separate firm for all parties participating in any transaction hereunder), (v) reasonable fees and disbursements of the Trustee and its counsel and of the registrar and transfer agent for the Common Shares and (vi) Securities Act liability insurance obtained by the Company in its sole discretion. In addition, the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 5, each seller of Registrable Securities shall pay selling expenses (including any brokerage fees and expenses or underwriting discounts and commissions, if any) and all registration expenses to the extent required by applicable law, and the Notice Holders shall pay the expenses of all broker-dealers, attorneys and accountants retained by them and referred to in Section 30).

         Section 6. Indemnification.

         (a) The Company shall indemnify and hold harmless each Holder of Registrable Securities, such Holder's officers, directors, partners and employees and each person, if any, who controls such Holder within the meaning of the Securities Act (each, an "INDEMNIFIED HOLDER"), from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to resales of the Registrable Securities), to which such Indemnified Holder may become subject, under the Securities Act or otherwise, insofar as any such loss, claim, damage, liability or action arises out of, or is based upon:

                  (i) any untrue statement or alleged untrue statement of a material fact contained in (A) the Shelf Registration Statement or Prospectus or any amendment or supplement thereto, (B) any blue sky application or other document or any amendment or supplement thereto prepared or executed by the Company (or based upon written information furnished by or on behalf of the Company expressly for use in such blue sky application or other document or amendment or supplement) filed in any jurisdiction specifically for the purpose of qualifying any or all of the Registrable Securities under the securities law of any state or other jurisdiction (such application or document being hereinafter called a "BLUE SKY APPLICATION"), or (C) in any written materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Registrable Securities ("MARKETING MATERIALS"), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically); or

                  (ii) the omission or alleged omission to state therein any material fact necessary to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading; or

                  (iii) any act or failure to act or any alleged act or failure to act by any Indemnified Holder in connection with, or relating in any manner to, the Notes or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon matters covered by clause (i) or (ii) above (provided that the Company shall not be liable under this clause (iii) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, liability or action resulted directly from any such acts or failure to act undertaken or omitted to be taken by any Indemnified Holder through its gross negligence or willful misconduct), and shall reimburse each Indemnified Holder promptly upon demand for any legal or other expenses reasonably incurred by such Indemnified Holder in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in the Shelf Registration Statement or Prospectus or amendment or supplement thereto or in any Blue Sky Application or Marketing Materials in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Indemnified Holder specifically for inclusion therein; provided, further, that as to any Prospectus or any amendment or supplement thereto, this indemnity agreement shall not inure to the benefit of any Indemnified Holder on account of any loss, claim, damage, liability or action arising from the sale of Registrable Securities to any person by that Indemnified Holder if that Indemnified Holder failed to send or give a copy of the Prospectus or any amendment or supplement thereto, to that person, and the untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in such Prospectus or any amendment or supplement thereto was corrected in the Prospectus or any amendment or supplement thereto, unless such failure resulted from non-compliance by the Company with Section 3(g). The foregoing indemnity agreement is in addition to any liability which the Company may otherwise have to any Indemnified Holder.

         (b) Each Holder, severally and not jointly, shall indemnify and hold harmless the Company, its officers and directors and each person, if any, who controls the Company within the meaning of the Securities Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Company or any such director, officer, or controlling person may become subject, insofar as any such loss, claim, damage or liability or action arises out of, or is based upon:

                  (i) any untrue statement or alleged untrue statement of any material fact contained in the Shelf Registration Statement or Prospectus or any amendment or supplement thereto, or in any Blue Sky Application or Marketing Materials; or

                  (ii) the omission or the alleged omission to state therein (in the case of the Prospectus, in the light of the circumstances under which they were made) any material fact necessary to make the statements therein not misleading, but in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder (or its related Indemnified Holder) specifically for use therein, and shall reimburse the Company and any such officer or controlling person promptly upon demand for any legal or other expenses reasonably incurred by the Company or any such director, officer or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred. The foregoing indemnity agreement is in addition to any liability which any Holder may otherwise have to the Company and any such director, officer or controlling person. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the Shelf Registration Statement giving rise to such indemnification obligation.

         (c) Promptly after receipt by an indemnified party under this Section 6 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 6, notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 6 except to the extent it has been materially prejudiced (including, without limitation, the forfeiture of substantial rights and defenses) by such failure and, provided, further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 6. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 6 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that a Majority of Holders shall have the right to employ separate counsel to represent jointly a Majority of Holders and their respective officers, directors, partners, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by a Majority of Holders against the Company under this Section 6, if, (i) the employment of such counsel shall have been specifically authorized in writing by the indemnifying party, (ii) the indemnifying party shall have failed to assume the defense of such action or employ counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party, and the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party), and in any such event the fees and expenses of such separate counsel shall be paid by the Company. No indemnifying party shall:

                  (i) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld or delayed) settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not contain any statement as to or admission of fault, culpability or failure to act by or on behalf of any indemnified party; or

                  (ii) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with a written consent from the indemnifying party or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement.

         (d) If the indemnification provided for in this Section 6 shall for any reason be unavailable or insufficient to hold harmless an indemnified party under Section 6(a) or 6(b) in respect of any loss, claim, damage or liability, or action in respect thereof, referred to therein, each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof:

                  (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company from the offering and sale of the Registrable Securities on the one hand and a Holder with respect to the sale by such Holder of the Registrable Securities on the other; or

                  (ii) if the allocation provided by clause (6)(d)(i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 6(d)(i) but also the relative fault of the Company on the one hand and the Holders on the other with respect to the statements or omissions or alleged statements or alleged omissions that resulted in such loss, claim, damage or liability (or action in respect thereof), as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and a Holder on the other with respect to such offering and such sale shall be deemed to be in the same proportion as the total net proceeds from the offering of the Notes purchased under the Purchase Agreement (before deducting expenses) received by the Company on the one hand, bear to the total proceeds received by such Holder with respect to its sale of Registrable Securities on the other. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Holders, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Holder agree that it would not be just and equitable if the amount of contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 6(d) shall be deemed to include, for purposes of this Section 6(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6(d), no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities purchased by it were resold exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Holders' obligations to contribute as provided in this
Section 6(d) are several and not joint.

         (e) The indemnity, contribution and expense reimbursement obligations of the parties hereunder shall be in addition to any liability any indemnified party may otherwise have hereunder, under the Purchase Agreement or otherwise.

         (f) The indemnity and contribution provisions contained in this Section 6 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Holder or any person controlling any Holder, or the Company, or the Company's officers or directors or any person controlling the Company and (iii) the sale of any Registrable Securities by any Holder.

         Section 7. Information Requirements. (a) The Company covenants that, if at any time before the end of the Effectiveness Period the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder of Registrable Securities and take such further reasonable action as any Holder of Registrable Securities may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A under the Securities Act and customarily taken in connection with sales pursuant to such exemptions. Upon the written request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such filing requirements, unless such a statement has been included in the Company's most recent report filed pursuant to Section 13 or Section 15(d) of Exchange Act. Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities (other than the Common Shares) under any section of the Exchange Act.

         (b) The Company shall file the reports required to be filed by it under the Exchange Act and shall use its best efforts to comply with all other requirements set forth in the instructions to Form F-3 in order to allow the Company to be eligible to file registration statements on Form F-3.

         Section 8. Miscellaneous.

         (a) No Conflicting Agreements. The Company is not, as of the date hereof, a party to, nor shall it, on or after the date of this Agreement, enter into, any agreement with respect to its securities that conflicts with the rights granted to the Holders of Registrable Securities in this Agreement. The Company represents and warrants that the rights granted to the Holders of Registrable Securities hereunder do not in any way conflict with the rights granted to the holders of the Company's securities under any other agreements. Notwithstanding the foregoing, each Initial Purchaser acknowledges that the Company is obligated, and may obligate itself from time to time in the future, to register its securities for other holders pursuant to separate registration statements.

         (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of the then outstanding Underlying Common Shares constituting Registrable Securities (with Holders of Notes deemed to be the Holders, for purposes of this Section, of the number of outstanding Underlying Common Shares into which such Notes are or would be convertible or exchangeable as of the date on which such consent is requested). Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders of Registrable Securities may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement; provided that, the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence. Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 8(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.

         (c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by telecopier, by courier guaranteeing overnight delivery or by registered or certified first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by telecopier,
(iii) two (2) Business Days after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by registered or certified first-class mail, to the parties as follows:

                  (i) if to a Holder of Registrable Securities, at the most current address given by such Holder to the Company in a Notice and Questionnaire or any amendment thereto;

                  (ii) if to the Company, to:

                  ASM International N.V.
                  Jan van Eycklaan 10
                  3723 BC Bilthoven
                  The Netherlands
                  Attention:  Lies Rijnveld
                  Telecopy No.:  +31 (30) 228 7469


                  with a copy to

                  Quarles & Brady LLP
                  One Renaissance Square

                  Two North Central Avenue
                  Phoenix, AZ  85004-2391
                  Attention:  Steven P. Emerick, Esq.
                  Telecopy No.:  +1 (602) 229-5690

                  (iii) if to the Initial Purchasers, to:

                  Lehman Brothers Inc.
                  399 Park Avenue
                  New York, New York 10022
                  Attention: Syndication Department
                  Telecopy No: +1 (212) 526-0943

                  with a copy to
                  General Counsel's Office
                  399 Park Avenue
                  New York, New York 10022
                  Telecopy No: +1 (212) 528-4748

                  with a copy to
                  Cleary, Gottlieb, Steen & Hamilton
                  City Place House
                  55 Basinghall Street
                  London 2CEV 5EH
                  United Kingdom
                  Attention: Sebastian R. Sperber, Esq.
                  Telecopy No: +44 20 7600 1698

or to such other address as such person may have furnished to the other persons identified in this Section 8(c) in writing in accordance herewith.

         (d) Approval of Holders. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its affiliates (as such term is defined in Rule 405 under the Securities Act) (other than the Initial Purchasers or subsequent Holders of Registrable Securities if such subsequent Holders are deemed to be such affiliates solely by reason of their holdings of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

         (e) Successors and Assigns. Any person who purchases any Registrable Securities from the Initial Purchasers shall be deemed, for purposes of this Agreement, to be an assignee of the Initial Purchasers. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties and shall inure to the benefit of and be binding upon each Holder of any Registrable Securities.

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
         (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

         (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof

         (h) Governing Law; Submission to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF. The Company hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

         (i) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

         (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. Except as provided in the Purchase Agreement, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company in connection with the Registrable Securities. This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights. No party hereto shall have any rights, duties or obligations other than those specifically set forth in this Agreement. In no event will such methods of distribution take the form of an underwritten offering of the Registrable Securities without the prior agreement of the Company.

         (k) Termination. This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, 5 or 6 hereof and the obligations to make payments of and provide for liquidated

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damages under Section 2(e) hereof to the extent such damages accrue prior to the end of the Effectiveness Period, each of which shall remain in effect in accordance with its terms.

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
         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                ASM INTERNATIONAL N.V.


                                By:  /s/ Robert de Bakker
                                    -----------------------------------------
                                     Name: Robert de Bakker
                                     Title: Chief Financial Officer

                                LEHMAN BROTHERS INTERNATIONAL (EUROPE)
                                CIBC WORLD MARKETS CORP.

                                BY:  LEHMAN BROTHERS INTERNATIONAL (EUROPE)

                                By:  /s/  Natalie Dip
                                    -----------------------------------------
                                    Authorized Representative
                                    Director & Legal Counsel

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